Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES EXPLORATION UPDATE

TORONTO, ONTARIO – January 12, 2010 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to provide an exploration update on its activities in Argentina. Two diamond drills arrived at Los Azules in December and initiated drilling. A third diamond drill arrived the first week of January.  Drilling will continue until the field season closes in mid-to late-April.

The objective of the drilling program is to expand the known limits of the mineralization, look for extensions of high-grade mineralization, and to increase the confidence level of the current inferred resource.  The Company plans to drill approximately 8,800 meters of diamond drilling during the field season.  More geological mapping and geophysical work will be conducted during the field season to target possible extensions of the mineralization.

Los Azules is a large copper porphyry system located in western San Juan province in a belt of porphyry copper deposits that straddles the border between Chile and Argentina.  This belt contains some of the world’s largest copper deposits, including Codelco’s El Teniente and Andina mines, Anglo American’s Los Bronces mine, Antofagasta PLC’s Los Pelambres mine and Xstrata’s El Pachón project, among others.  The San Juan province is one of the most mining-friendly regions in Argentina.

Los Azules has an inferred mineral resource of 922 million tonnes grading 0.55 percent copper and containing 11.2 billion pounds of copper at a cutoff grade of 0.35 percent copper.  There is high-grade, near-surface core of 161 million tonnes grading 0.87 percent copper and containing 3.1 billion pounds of copper at a cutoff grade of 0.70 percent copper.  The known resource covers an area approximately 3.7 kilometers by 1 kilometer in size and is open at depth and laterally.

In Santa Cruz

Minera Andes has plans to do ground magnetic and induced polarization geophysical surveys at its wholly owned Celestina, Martes and Telken properties during the first quarter of 2010 in order to define targets for drilling later in the year.

Legislation was recently passed in the Province of Santa Cruz, Argentina that provides for the creation of a special interest area in which mining activities may occur. Within the special interest area mining and processing activities would be restricted near cities and certain rivers and lakes.  We currently do not anticipate that the San José mine operations will be impacted.  Although certain of the Company’s grassroots explorations properties may be affected, the company does not expect such restrictions to materially impact its exploration targets or exploration plans.  The provincial government has not issued the administrative regulations to accompany the legislation. As such, no assurances can be made and it is not possible at this time to fully assess the impacts of this legislation.

About Minera Andes:
Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets:  A 49% interest in Minera Santa Cruz SA who owns the San José Mine which is one of the world’s largest primary silver producers, which produced 4.4 million oz silver and 64,000 oz gold in 2008; 100% ownership of the Los Azules copper deposit; and, a portfolio of exploration properties in the highly prospective Deseado Massif

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region of Santa Cruz Province in southern Argentina.  Minera Andes continues to be well funded and have no bank debt. As at September 30, 2009, the Corporation had approximately $20.9 Million USD in cash.

This news release is submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.

For further information, please contact: Helen Bilhete or visit our Web site: www.minandes.com.

Helen Bilhete Director, Investor Relations 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Scientific and Technical Information and Caution Concerning Forward-Looking Statements:

For further information in respect of the Los Azules project please refer to the technical report  entitled “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina” dated March 19, 2009, the “Los Azules Report” prepared by Randolph P. Schneider, Robert Sim, Bruce Davis, William L. Rose, and Scott Elfen, each of whom is ”independent” of the Corporation and a “qualified person” for the purposes of National Instrument 43-101 – “Standards of Disclosure for Mineral Projects . This report is available on SEDAR (www.sedar.com). The results of the foregoing preliminary assessment contained in this news release is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them  to be categorized as mineral reserves, and there is no certainty that the project as described in the preliminary assessment will be realized.  The basis for the preliminary assessment and the qualifications and assumptions made are set out in the Los Azules Report.

For further information in respect of the San José mine please refer to the technical report entitled “Canadian National Instrument 43-101 Technical Report on the San José silver-gold mine Santa Cruz, Argentina” dated January 1, 2009, prepared by Mr. Eugene Puritch, Mr. Al Hayden, Mr. James Pearson, Mr. Antoine Yassa, Mr. Fred H. Brown, and Ms. Kirstine Malloch, each of whom is ”independent” of the Corporation and a “qualified person” for the purposes of National Instrument 43-101 – “Standards of Disclosure for Mineral Projects . This report is available on SEDAR (www.sedar.com).

This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results and management’s  understanding of proposed legislative changes. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

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